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September 3, 1999

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549
Attention: David Leeb

        Re:    eSat, Inc.
               Form 10 filed July 8, 1999
               File No. 0-26039

Ladies and Gentlemen:

        eSat, Inc., hereby withdraws its Form 10 Registration Statement filed on July 8, 1999. eSat, Inc., intends to refile Form 10 on September 7, 1999, or as soon thereafter as possible.


Very truly yours,
Russell M. Frandsen, of
RADCLIFF, FRANDSEN & DONGELL